NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 28, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 15, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Independence Holding Company (the "Company") and Geneve Acquisition Corp. became effective on February 15, 2022. Each share of the Company's Common Stock, other than (i) shares of Common Stock owned by the Geneve Group, (ii) shares of Common Stock owned or held in treasury by the Company or any of its wholly owned subsidiaries and (iii) shares of Common Stock held by any holder of record of Common Stock who properly exercised appraisal rights under Delaware law ("Dissenting Shares"), were cancelled and converted into the right to receive $57.00 per share in cash, without interest. In addition, a prorated dividend on the Company's shares of Common Stock (the "Final Dividend") was to be payable in cash on February 22, 2022 to the Company's stockholders of record as of the close of business on February 15, 2022. The amount of the Final Dividend, on a per share basis, was $0.06 per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 16, 2022.